

-RADICCHIO, PT. REYES BLEU CHEESE
TOMATO, GUANCIALE, MICRO CHIVES $13
GRILLED SQUASH
-GRILLED SUMMER SQUASH, LEMON RICOTTA, $13
MINT, SALSA DI GIRASOLE E NOCCIOLE
-BEEF ROGOUT + FLATBREAD $14
PIZZA
→O.G CHEESE $18
→SWEET PEPPERS + ONION $18
(WHITE PIE)
→SAUSAGE, SPIGARELLO, CALABRIAN CHILI $18
ADD ON:
HOT HONEY, RANCH, GARLIC SAUCE, PESTO $1 EA
OPEN
STRANGE-BIRD

S T B D

# Folksy Foods LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.50%
**Target Raise Amount:** $100,000
**Offering End Date:** April 21, 2026

**Repayment Period:** 3 years (36 months)
**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Folksy Foods LLC
**Founded:** August 19, 2024
**Address:** 3636 SE Division St
Portland, OR 97202

**Industry:** Mobile Food Services
**Employees:** 1
**Website:** https://www.strangebirdpdx.com/

## Use of Funds Allocation:

If the maximum raise is met:

$92,800 (92.80%) – of the proceeds will go towards working capital- opening of brick & mortar location
$200 (0.20%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$7,000 (7.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 1,530 Followers



SMBX



## Business Metrics:

|  | FY25 | YTD 3/12/2026 |
|---|---|---|
| Total Assets | $65,251 | $71,217 |
| Cash & Cash Equivalents | $8,490 | $14,461 |
| Accounts Receivable | $5 | $0 |
| Short-term Debt | -$4,325 | -$5,350 |
| Long-term Debt | $0 | $19,597 |
| Revenue | $13,453 | $4,235 |
| Cost of Goods Sold | $13,328 | $2,086 |
| Taxes | $0 | $0 |
| Net Income | $70,022 | -$12,516 |

## Recognition:

**Folksy Foods LLC (DBA Strange-Bird)** was founded by Chef Tyler Robb. His absolute favorite thing in the world is to bring people together through good food and hospitality. Strange-bird is the culmination of 20+ years of fine dining experience. From Indiana, Chicago, San Francisco, all the way to Portland, where Strange-bird takes its eclectic experience. Pizza is their anchor, but the real fun starts with their rotating collection of shared plates. In that respect, they will provide an exceptional experience while continuing to uphold their values of being accessible to everyone in their community.

## About:

**Folksy Foods LLC (DBA Strange-Bird)** is focused on the idea that a contemporary American food restaurant can exist in a context that is sustainable, adventurous, inventive, and approachable. Their goal is to cook with respect outside the limitations of expectations.

For more information, contact our Customer Support Team at support@thesmbx.com

